August 18, 2011

Mr. Mark P. Shuman Branch Chief – Legal Securities and Exchange Commission Division of Corporate Finance 100 F Street NE Washington, DC 20549

Re:	iTrackr Systems, Inc. Post-effective Registration Statement No. 1 on Form S-1 Filed July 26, 2011 File No. 333-166275

Dear Mr. Shuman:

The purpose of this letter is to provide the Company’s response to your comments received on August 16, 2011 to John Rizzo, Chairman for iTrackr Systems, Inc. (the “Company”).  This letter indicates the response to such comments and provides certain information requested by the Staff in such comments.

COMMENT 1.  Experts, page 63.

The disclosure in this section appears to be inconsistent with the audited financial statements included in your filing. We note by example that the financial statements for iTrackr Systems, Inc. are for the periods of December 31, 2010 and 2009. You state, however, that Bedinger and Company audited the financial statements of iTracker Systems, Inc. for the years 2009 and 2008. We further note that this disclosure does not refer to the report relating to the financial statements of RespondQ, LLC. Please advise or revise your document accordingly.

Response:	The Company has revised the Experts disclosure to include the proper dates and references.

COMMENT 2.  Exhibit 23.1

We note that the consent of your independent auditors refers only to the auditors’ report relating to the financial statements of RespondQ, LLC, but not the report relating to the financial statements of iTrackr Systems, Inc. Please advise or revise your document to include a consent of your independent auditors that refers to both reports relating to the RespondQ, LLC and the iTrackr Systems, Inc. financial statements included in your filing.

Cleveland Toledo Akron Columbus Cincinnati Washington, D.C. Tallahassee Orlando Fort Myers Naples Fort Lauderdale

www.ralaw.com

iTrackr Systems, Inc.
August 18, 2011

Response:	We have included a revised Accountants consent to include their consent relating to the inclusion of the 2010 and 2009 iTrackr Systems, Inc. financial statements in our S-1/A.

Additionally, we have updated the financial statements to include the period ended June 30, 2011 beginning on page 60 and included the consolidated pro forma financial statements of iTrackr Systems, Inc. and RespondQ, LLC as of June 30, 2011 beginning on page 115.

We are requesting acceleration of the effective date of the pending registration statement and acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joel D. Mayersohn
Joel D. Mayersohn